Exhibit 99.5

Mark Liskowich, P.Geo.

SRK Consulting (Canada) Inc.

Suite 2600 - 320 Granville Street

Vancouver, BC V6C 1S9

Canada

CONSENT of QUALIFIED PERSON

Silvercorp Metals Inc. (the “Company”)

I, Mark Liskowich, consent to any extracts from, or a summary of the Preliminary Economic Assessment of the Condor gold project of the Company of December 22, 2025 (the “Technical Report”) in the news release of the Company dated December 22, 2025 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 22nd day of December, 2025

“Mark Liskowich”

________________________

Mark Liskowich, P.Geo.